CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
	FOR THE THREE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	MARCH 31, 2008
Earnings from continuing operations	$27,608		$100,004
Income taxes	6,958		33,455
Earnings from continuing operations before income taxes	$34,566		$133,459
Fixed charges:
Interest, long-term debt	$9,376		$33,824
Interest, other (including interest on short-term debt)	2,230		7,728
Amortization of debt expense, premium, net	406		1,456
Portion of rentals representative of an interest factor	123		526
Total fixed charges	$12,135		$43,534
Earnings from continuing operations before income taxes	$34,566		$133,459
Plus: total fixed charges from above	12,135		43,534
Earnings from continuing operations before income taxes and fixed charges	$46,701		$176,993
Ratio of earnings to fixed charges	3.85	X	4.07	X